AgroFresh Solutions, Inc.
One Washington Square
510-530 Walnut Street, Suite 1350
Philadelphia, PA 19106

February 22, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael Davis
RE:      AgroFresh Solutions, Inc. (the “Company”)
            Form S-3 (the “Registration Statement”)
            File Number 333-262677

Dear Mr. Davis:
AgroFresh Solutions, Inc. (the “Company”) previously requested that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-262677), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Tuesday, February 22, 2022, or as soon thereafter as possible.
The Company hereby wishes to withdraw such request for acceleration.
If you have any questions related to this letter, please contact Jason T. Simon of Greenberg Traurig, LLP at (703) 749-1386.

Sincerely, AGROFRESH SOLUTIONS, INC. By: /s/ Graham Miao Name: Graham Miao Title: Chief Financial Officer